EXHIBIT 99.1


RADA Has Signed a $7 Million Aircraft Upgrade Contract


o    Press Release

o    Source: RADA Electronic Industries Ltd.

o    On 12:00 pm EST, Monday December 7, 2009

NETANYA, Israel, Dec. 7, 2009 (GLOBE NEWSWIRE) -- RADA Electronic Industries Ltd. (Nasdaq:RADA - News) has signed a contract to upgrade the aircraft of a customer in Latin America, having a value of close to $7M.

The contract activates the first phase of a multi-phased program. This first phase will be executed during 2010. The program involves integration of products from international subcontractors.

"Latin America is a strategic growth region for RADA. We are extremely pleased with the trust that the customer has put in us to execute such a complex program," says Zvika Alon, RADA CEO. "We continue to offer similar programs to our strategic customers worldwide."

About RADA

RADA Electronic Industries Ltd. is an Israel-based defense electronics contractor. The Company specializes in Avionics Solutions (Aircraft Upgrades, Stores Management Systems, Mission Computers), Avionics for UAVs, Data/Video Recording and Management solutions, and Inertial Navigation Systems for UAVs and manned vehicles.

Note: Certain statements in this press release are "forward-looking statements" within the meaning of the Private Securities Litigation Act of 1995. Such statements involve known and unknown risks, uncertainties and other factors that may cause actual results to differ materially. Such risk uncertainties and other factors include, but are not limited to, changes in general economic conditions, risks in product and technology developments, market acceptance of new products and continuing product demand, level of competition and other factors described in the Company's Annual Report on Form 20-F and other filings with the Securities and Exchange Commission.

Contact:

RADA Electronic Industries Ltd.
Dubi Sella, V.P Sales & Marketing
+972-9-892-1111
mrkt@rada.com
www.rada.com